UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211, 18 Dong Quan Avenue,

Luoyang Town, Taishun County,

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Other events

Annual General Meeting Results

Kaixin Holdings (the “Company”) announces the results of its Annual General Meeting (the “AGM”) held on September 13, 2025. AGM results are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release: Kaixin Holdings Announces Annual General Meeting Results

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2025	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer